UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 7)

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
 (Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
420 Saw Mill River Road
Ardsley, New York 10502
 (914) 231-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 ("Amendment No. 7") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI Pharmaceuticals, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on March 15, 2010, as previously amended (as so amended, the "Schedule 14D-9").  Except as set forth in this Amendment No. 7, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8.	Additional Information.

1.  Item 8 to the Schedule 14D-9 is hereby amended by inserting the following at the end of the subsection entitled "Litigation":

On May 25, 2010, a joint amended complaint was filed in connection with the previously disclosed lawsuits captioned Chazen v. OSI Pharmaceuticals, Inc., et al., filed March 5, 2010, Louisiana Municipal Police Employees’ Retirement System v. Ingram et al., filed March 8, 2010, Southeastern Pennsylvania Transportation Authority v. Ingram et al., filed March 12, 2010.  The amended complaint names as defendants the Company, the Director Defendants, Purchaser and Astellas.  The amended complaint alleges that the Board has breached its fiduciary duties to the Company's stockholders by causing the Company to enter into the Merger Agreement that provides Purchaser and Astellas with an irrevocable option to purchase shares of the Company's Common Stock  (the "Top-Up Option"), and by failing to disclose certain purported material information about the Top-Up Option.  The amended complaint also challenges the adequacy of the disclosures made in connection with the Revised Offer, including allegations asserting that certain information relating to the Company’s long-term forecasts and to the respective opinions  and financial analysis of the Company’s financial advisors, were not adequately disclosed in the tender offer documents provided to the stockholders.  The amended complaint also alleges that Astellas aided and abetted these purported breaches of fiduciary duty.  The amended complaint seeks class certification, a declaration that the Director Defendants have breached their fiduciary duties, an injunction against Astellas from exercising the Top-Up Option, an injunction against the Revised Offer and the Merger, an award of compensatory damages to the plaintiffs and an award of fees and expenses to the plaintiff's counsel.  Also on May 25, 2010, the plaintiffs filed a joint motion for preliminary injunction and expedited trial.  The Company and the Director Defendants believe the allegations of the amended complaint are without merit and intend to vigorously contest this action.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.

By:	/s/ Barbara A. Wood
Barbara A. Wood
Senior Vice President, General
Counsel and Secretary

Dated:  May 26, 2010